December 13, 2024

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
211 W 24th Street
Norfolk, VA 23517

       Re: Armed Forces Brewing Company, Inc.
           Post Qualification Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed December 12, 2024
           File No. 024-12221
Dear Alan Beal:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No. 5 to Post Qualification Amendment to Offering Statement on Form
1-A
filed December 12, 2024
Audited Consolidated Financial Statements as of December 31, 2023 and 2022, page 128

1. It appears to us that the audited financial statements, which were converted into a text searchable format, are not consistent with the audited financial statements previously presented in Amendment No. 4 to your offering statement. Please revise your offering statement to present the appropriate audited financial statements including the correct earnings per share information and related footnote disclosure in note
10.
 December 13, 2024
Page 2

       Please contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Kendall Almerico